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                                 Exhibit 4.6b


February 17, 1997

___________________
___________________
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     RE:  10% Subordinated Note with Warrants - # _______


Dear _________:

Last fall you purchased a 10% Subordinated Note with Warrants (the "Note") issued by Anchor Pacific Underwriters, Inc. ("APU"). APU is presently conducting a new phase of financing whereby it is offering up to 550,000 shares of its common stock at a purchase price of $0.90 per share. Further, this new offering provides that each share shall include a five year warrant entitling the purchaser to acquire an additional share of APU's common stock at the same $0.90 per share purchase price.

The Board of Directors of APU has decided to offer to each of the investors in the Note an opportunity to either change the terms of the warrants underlying the Note or to participate in APU's new financing by an exchange of the Note. These two alternatives are summarized below:

     1. In lieu of receiving 1,000 warrants to purchase 1,000 shares of common stock of APU at a purchase price of $1.75 per share for each $10,000 in principal amount of the Note purchased, you would receive 2,000 warrants to purchase 2,000 shares of common stock of APU at a purchase price of $1.35 per share for each $10,000 in principal amount of the Note purchased;

     or
     --

     2. Participate in APU's new financing by exchanging the Note and receiving in return (i) interest at the rate of 10% per annum up to the date of conversion; (ii) common stock of APU in place of the Note at a price equal to $0.90 per share; and (iii) five year warrants, equal to the number of shares issued in place of the Note, with the right to purchase APU's common stock at a purchase price of $0.90 per share.
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February 17, 1997
Page 2.



If you want to elect to receive additional warrants at a reduced price as described in Alternative No. 1 or to exchange the Note to participate in APU's new financing as described in Alternative No. 2, please initial the appropriate line set forth immediately below, sign and date this letter in the space provided below and return this letter to the undersigned. A copy of the executed letter will be returned to you for your records.

Sincerely,


/s/ J.R. Dunathan
-----------------
J.R. Dunathan
President/
Chief Executive Officer


I accept Alternative No. 1.  ________

I accept Alternative No. 2.  ________



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Date:_______________, 1997